    As filed with the Securities and Exchange Commission on November 9, 1999

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 13E-3
                  TRANSACTION STATEMENT PURSUANT TO RULE 13E-3
           UNDER SECTION 13 (E) OF THE SECURITIES EXCHANGE ACT OF 1934

                 COMPANIA BOLIVIANA de ENERGIA ELECTRICA S.A. -
                         BOLIVIAN POWER COMPANY LIMITED

                         ------------------------------
                                (Name of Issuer)

                 Compania Boliviana de Energia Electrica S.A. -
                         Bolivian Power Company Limited
                             Tosli Acquisition B.V.
                             Tosli Investments N.V.
                                NRG Energy, Inc.
                             Nordic Power Invest AB
                                  Vattenfall AB

                         ------------------------------
                      (Name of Person(s) Filing Statement)

                         Common Stock Without Nominal or
                                    Par Value

                         ------------------------------
                         (Title of Class of Securities)

                                   204425 102
                         ------------------------------
                      (CUSIP Number of Class of Securities)

                                David H. Peterson
                Chairman Of the Board and Chief Executive Officer
                 Compania Boliviana de Energia Electrica S.A. -
                         Bolivian Power Company Limited
                       Obrajes, Ave. Hernando Siles #5635
                              Entre Calles 10 y 11
                                 La Paz, Bolivia
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Person(s) Filing Statement)

                                    Copy To:

                                Frank Voigt, Esq.
                              Dorsey & Whitney LLP
                             220 South Sixth Street
                             Pillsbury Center South
                           Minneapolis, MN 55402-1498
                                 (612) 340-2781

This statement is filed in connection with (check the appropriate box):
[x]   a.    The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-1],
            Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c)
            [ss.240.13e-3(c)] under the Securities Exchange Act of 1934.
[ ]   b.    The filing of a registration statement under the Securities Act of
            1933.
[x]   c.    A tender offer
[ ]   d.    None of the above.
Check the following box if the soliciting materials or information statement referred to in check box (a) are preliminary copies: [ ]


                                              CALCULATION OF FILING FEE
===========================================================================================================================
TRANSACTION VALUATION *                                        AMOUNT OF FILING FEE
===========================================================================================================================
$84,051,500                                                    $16,810
===========================================================================================================================

* For purposes of calculating fee only. This amount assumes the purchase at a price of U.S. $20.00 net per share of 4,202,575 outstanding shares of Company Common Stock. The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the shares purchased.

[  ] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED IN RULE 0-11 (A) (2)
     AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid: $16,810

Form or Registration No.: 13E-3

Filing Parties: Compania Boliviana de Energia Electrica S.A. -
                  Bolivian Power Company Limited
                Tosli Acquisition B.V.
                Tosli Investments N.V.
                NRG Energy, Inc.
                Nordic Power Invest AB
                Vattenfall AB

Date Filed: August 26, 1999

                                 SECOND AMENDED
                              CROSS REFERENCE SHEET
              (PURSUANT TO GENERAL INSTRUCTION F TO SCHEDULE 13E-3)

INTRODUCTION

         This Amendment No. 2 to Rule 13E-3 Transaction Statement is being filed in connection with an offer by Tosli Acquisition B.V., a Netherlands private limited liability company, (the "Purchaser") and a wholly-owned subsidiary of Tosli Investments N.V., a Netherlands public limited liability company that is equally owned, through subsidiaries, by NRG Energy, Inc., a Delaware corporation and a wholly-owned limited liability subsidiary of Northern States Power Company, a Minnesota corporation, and Nordic Power Invest AB, a Swedish corporation, and a wholly-owned subsidiary of Vattenfall AB, a Swedish corporation that is wholly-owned by the State of Sweden, to purchase all the outstanding common shares (the "Shares"), without nominal or par value, of Compania Boliviana de Energia Electrica S.A. - Bolivian Power Company Limited (the "Company"), at a purchase price of U.S. $20.00 per Share, net to the Seller in cash, without interest, pursuant to the terms and conditions of the Offer to Purchase dated August 26, 1999, and in the related Letter of Transmittal, which as amended from time to time, together constitute the "Offer," and the Supplement to Offer to Purchase, dated October 26, 1999.

         This second amended Cross Reference Sheet is being supplied pursuant to General Instruction F of Schedule 13E-3 and shows the location in the Company's Amendment No. 2 to Schedule 14D-1, concurrently being filed with the Commission in connection with the Offer, of information required to be included in response to items of this amended Statement. A copy of Amendment No. 2 to Schedule 14D-1 is attached hereto as Exhibit (d)(14). The information in Amendment No. 2 to
Schedule 14D-1, including all exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by the provisions of Amendment No. 2 to Schedule 14D-1. All information in, or incorporated by reference in Amendment No. 2 to Schedule 14D-1 or this Statement concerning the Company, or actions or events with respect to the Company, was provided by the Company, and all information in, or incorporated by reference in Amendment No. 2 to Schedule 14D-1 or this amended Statement concerning the Purchaser or its affiliates, or actions or events with respect to any of them, was provided by the Purchaser.

         Amendment No. 1 and Amendment No.2 to Schedule 14D-1 are incorporated by reference in this filing. In addition, the information in this amended
Schedule is intended to be solely for the information and use of the Commission, and should not be relied upon by any other person for any purpose. Capitalized terms used but not defined in this amended Statement shall have the respective meanings given them in Amendment No. 1 to Schedule 14D-1.


AMENDMENT NO. 2 TO SCHEDULE 13E-3               RESPONSE AND/OR LOCATION IN AMENDMENT NO. 2 TO SCHEDULE
----------------------------------              --------------------------------------------------------
ITEM NUMBER AND CAPTION                         14D-1
-----------------------                         -----
ITEM 10.  INTEREST IN SECURITIES OF THE
ISSUER.

(a) - (b)                                       Item 6.  Interest in Securities of the Subject Company.

ITEM 16.  ADDITIONAL INFORMATION.
                                                Item 10.  Additional Information.
ITEM 17. EXHIBITS.
                                                Item 11. Material to Be Filed as Exhibits.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) - (b) The information set forth in Item 6 "Interest in Securities of the Subject Company" of Amendment No. 2 to Schedule 14D-1 is incorporated herein by reference.

ITEM 16.  ADDITIONAL INFORMATION.

           The information set forth in Item 10 "Additional Information" of Amendment No. 2 to Schedule 14D-1 is incorporated herein by reference.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

(d)      (d)(14) Amendment No. 2 to Schedule 14D-1, dated November 9, 1999*
         (d)(15) Press Release issued by the Company, dated November 9, 1999*

*        Filed herewith.

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




November 9, 1999               Compania Boliviana de Energia Electrica S.A.-
                               Bolivian Power Company Limited


                               By: /s/ Roger J. Dupuis
                                   ----------------------------------------
                                   Roger J. Dupuis
                                   President and General Manager


                               Tosli Acquisition B.V.


                               By: /s/ Valorie A. Knudsen
                                   ----------------------------------------
                                   Valorie A. Knudsen
                                   Director of Tosli Investments N.V.


                               And By: /s/ Gunnar Vallin
                                       ------------------------------------
                                       Gunnar Vallin
                                       Director of Tosli Investments N.V.

                               Tosli Investments N.V.


                               By: /s/ Valorie A. Knudsen
                                   ----------------------------------------
                                   Valorie A. Knudsen
                                   Director

                               And By: /s/ Gunnar Vallin
                                       ------------------------------------
                                       Gunnar Vallin
                                       Director


                               NRG Energy, Inc.


                               By: /s/ Valorie A. Knudsen
                                   ----------------------------------------
                                   Valorie A. Knudsen
                                   Vice President, Corporate Strategy and
                                   Emerging Markets


                               Nordic Power Invest AB


                               By: /s/ Gunnar Vallin
                                   ----------------------------------------
                                   Gunnar Vallin
                                   President

                               Vattenfall AB


                               By: /s/ Gunnar Vallin
                                   ----------------------------------------
                                   Gunnar Vallin
                                   Senior Vice President